FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March, 2014

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,

28050 Madrid, Spain

3491-482 87 00

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

Item		Sequential Page Number

1.	Telefónica – Issuance of Undated Deeply Subordinated Reset Rate Guaranteed Securities	2

RAMIRO SÁNCHEZ DE LERÍN GARCÍA-OVIES

General Secretary and

Secretary to the Board of Directors

TELEFÓNICA, S.A.

TELEFÓNICA, S.A. as provided in article 82 of the Spanish Securities Market Act (Ley del Mercado de Valores), hereby reports the following

SIGNIFICANT EVENT

TELEFÓNICA EUROPE B.V., the Dutch subsidiary of TELEFÓNICA, S.A. (“TELEFÓNICA” or the “Company”), has today finalised the pricing and the terms and conditions of two issuances of Undated Deeply Subordinated Guaranteed Fixed Rate Reset Securities, with the subordinated guarantee of TELEFÓNICA, one of them for an aggregate nominal amount of 750 million euro subject to a call option exercisable by the Issuer from the sixth anniversary of the issuance date (the “Six Year Non-Call Securities”) and the other for an aggregate nominal amount of 1,000 million euro subject to a call option exercisable by the Issuer from the tenth anniversary of the issuance date (the “Ten Year Non-Call Securities”, together with the Six Year Non-Call Securities, the “Securities”).

The main terms and conditions of each of the issuances are as follows:

Six Year Non-Call Securities

The issue price is established at 100% of the face value of the 6 Year Non-Call Securities. The Six Year Non-Call Securities will accrue interest at a rate of 5% annually as from the issue date (inclusive) up to 31 March 2020 (exclusive).

From 31 March 2020 (inclusive), the Six Year Non-Call Securities will accrue a fixed rate of interest equal to the applicable 6 year Swap Rate plus a margin of:

(i)	3.804% per year as from 31 March 2020 up to 31 March 2024 (exclusive);

(ii)	4.054% per year as from 31 March 2024 up to 31 March 2040 (exclusive); and

(iii)	4.804% per year as from 31 March 2040 (inclusive).

Ten Year Non-Call Securities

The issue price is established at 100% of the face value of the Ten Year Non-Call Securities. The Ten Year Non-Call Securities will accrue interest at a rate of 5.875% annually as from the issuance date (inclusive) up to 31 March 2024 (exclusive).

From 31 March 2024 (inclusive), the Ten Year Non-Call Securities will accrue a fixed rate of interest equal to the applicable 10 year Swap Rate plus a margin of:

(i)	4.301% per year as from 31 March 2024 up to 31 March 2044 (exclusive); and

(ii)	5.051% per year as from 31 March 2044 (inclusive).

The Securities will have a face value per unit of 100,000 euros and will be perpetual, although they will be subject to a call option exercisable by the Issuer from the sixth anniversary of the issue date, in the case of the Six Year Non-Call Securities, and from the tenth anniversary of the issue date, in the case of the 10 Year Non-Call Securities, and at any time upon the occurrence of certain circumstances as set out in the terms and conditions of the Securities. The Issuer may defer payment of the interest accrued on the Securities at its sole discretion (the “Deferred Interest”) without triggering an event of default. The Deferred Interest will in turn accrue interest and will be payable at the option of the Issuer at any time or on an obligatory basis in certain circumstances as set out in the terms and conditions of the Securities.

The Securities are governed by English Law, and it is envisaged that they will be listed and admitted to trading on the London Stock Exchange.

The issue is addressed exclusively at qualified investors.

The Securities will be subscribed for and paid up on the closing date, which is envisaged to take place on or about 31 March 2014, subject to the signing of the Subscription Agreement by the Joint Bookrunners and the rest of the agreements relating to the issue, and subject to compliance with the conditions set out in the Subscription Agreement.

Madrid, 24 March 2014.

Disclaimer:

This announcement is neither an offer to sell nor a solicitation of an offer to buy any of the securities referred to herein and shall not constitute an offer, solicitation nor sale in any jurisdiction in which such offer, solicitation or sale is unlawful - including but not limited to the United States, Australia, Canada or Japan.

The securities referred to herein have not been and will not be registered under the United States Securities Act of 1933 (“Securities Act”), as amended, or any state securities laws, and may not be offered or sold in the United States absent registration or pursuant to an exemption from the registration requirements of the Securities Act and in accordance with applicable state securities laws.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date: March 24, 2014	By:	/s/ Ramiro Sánchez de Lerín García-Ovies
		Name:	Ramiro Sánchez de Lerín García-Ovies
		Title:	General Secretary and Secretary to the Board of Directors